[Letterhead of Vedder, Price, Kaufman & Kammholz, P.C.]

November 12, 2004

VIA E-MAIL AND EDGAR

United States and Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0408

450 Fifth Street N.W.

Washington, D.C. 20549

Attention:	William Friar Kathryn McHale

Re:	Royal Financial, Inc. (Commission File No. 333-119138)

Dear Mr. Friar and Ms. McHale:

On behalf of Royal Financial, Inc. (the “Company”), this letter responds to the comment letter dated November 12, 2004 from William Friar, Senior Financial Analyst of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to the Registration Statement on Form SB-2 filed on November 9, 2004 (the “Registration Statement”). The text of your letter has been included for your reference and the Company’s response is presented below each comment in bold.

Accompanying an email copy of this letter is a courtesy copy of Amendment No. 3 to the Registration Statement as filed with the Commission on November 12, 2004, marked to reflect the changes detailed herein made in response to the staff’s comments and certain other updating and conforming changes.

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Cover Page

1.	Please confirm that the cover page will be on one page.

We hereby confirm that the cover page will be on one page.

2.	Please provide specific commencement and termination dates for any community offering and syndicated community offering and make conforming changes throughout the registration statement.

United States and Securities and Exchange Commission

November 12, 2004

As requested, the cover has been revised to provide specific commencement and termination dates for any community offering and syndicated community offering. Conforming changes have also been made throughout the documents as necessary.

3.	Please indicate that if the minimum number of shares is not sold by the latest extension date, all funds will be promptly returned.

As requested, the cover has been revised to reflect that funds will be promptly returned if the minimum number of shares is not sold by the latest extension date. Conforming changes have also been made throughout the documents as necessary.

Federal Tax Opinion of Vedder, Price, Kaufman & Kammholz, P.C.

4.	Please remove representation number 22. Whether Royal Financial and Royal Bank are corporations is not a legal issue.

As requested, representation number 22 has been removed from the Federal Tax Opinion of Vedder, Price Kaufman & Kammholz, P.C.

We greatly appreciate your assistance with this filing and thank you again for your cooperation. We expect to request acceleration of effectiveness on or before November 12, 2004. Accordingly, please call me at (312) 609-7529 as soon as possible if you should have any questions.

Very truly yours,

/s/    Meeghan M. O’Donnell

Meeghan M. O’Donnell

MMO/kv

cc:	Mr. J. Roger Copley, Manager of Thrift Supervision, Division of Banks and Real Estate

Mr. Robert A. Stearn, Division of Banks and Real Estate

Mr. John Mielecki, Federal Deposit Insurance Corporation (via email)

Mr. Dennis Chapman, Federal Deposit Insurance Corporation (via email)

Mr. Jim Orlowski, Federal Deposit Insurance Corporation (via email)

Mr. Donald A. Moll, Royal Savings Bank

Mr. Steve Nelson, Hovde Securities LLC

Patrick J. Respeliers, Esq., Stinson Morrison Hecker LLP

Daniel C. McKay, II, Esq.